Exhibit 99.3

NuCana Reports First Quarter 2021 Financial Results and Provides Business Update

Presented Encouraging Clinical Data at ASCO-GI and AACR

Additional Clinical Data Announcements and Study Initiations Expected in 2021

Edinburgh, United Kingdom, May 19, 2021 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the first quarter ended March 31, 2021 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of March 31, 2021, NuCana had cash and cash equivalents of £78.6 million compared to £87.4 million as of December 31, 2020. NuCana continues to advance its various clinical programs and reported a net loss of £9.8 million for the quarter ended March 31, 2021, as compared to a loss of £4.0 million for the quarter ended March 31, 2020. Basic and diluted loss per share was £0.19 for the quarter ended March 31, 2021, as compared to £0.12 per share for quarter ended March 31, 2020.

“We are very pleased with our momentum in 2021,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “In January, we presented data at the American Society of Clinical Oncology Gastrointestinal Cancers Symposium (ASCO-GI) from the NuTide:302 study demonstrating NUC-3373’s encouraging efficacy signals and favorable safety profile in patients with advanced colorectal cancer. Among the efficacy-evaluable population, a disease control rate of 62% was achieved. In addition, NUC-3373 was well tolerated with no hand-foot syndrome or neutropenia as well as lower rates of diarrhea, mucositis and stomatitis as compared to historical data for 5-FU and capecitabine in the frontline treatment of patients with colorectal cancer.”

Mr. Griffith continued: “In April, we were excited to present five posters at the American Association for Cancer Research (AACR) Annual Meeting. NUC-3373 maintained the encouraging 62% disease control rate in the efficacy-evaluable population in the NuTide:302 study. The poster also detailed three patients who experienced reductions in their target lesions of 40%, 28% and 15% and several patients who achieved a longer progression-free survival on NUC-3373 than they had on their prior therapy. We also presented additional clinical data from the ongoing Phase I study of NUC-7738. These data demonstrated NUC-7738’s encouraging anti-cancer activity and favorable tolerability profile. Three case studies described patients who achieved tumor volume reductions and prolonged stable disease on NUC-7738. Other AACR posters showed NUC-3373-treated colon cancer cells are able to activate a natural killer cell response and described how NUC-7738 was designed to overcome the key cancer resistance mechanisms which have prevented the clinical development of its parent nucleoside analog, 3’-deoxyadenosine. Overall, these presentations highlighted the potential of our ProTides to significantly improve the treatment outcomes for patients with cancer.”

Mr. Griffith concluded: “We are excited with the progress we have made so far in 2021. We remain focused on continuing to drive recruitment across all of our ongoing studies, including our Phase III study of Acelarin plus cisplatin in patients with biliary tract cancer as well as initiating new studies, including our second Phase III study evaluating NUC-3373 in combination with other agents for patients with colorectal cancer. We look forward to providing additional updates as we go through 2021.”

Anticipated 2021 Milestones

•	Acelarin is a ProTide transformation of gemcitabine. In 2021, NuCana expects to:

•

Complete recruitment sufficient to enable the first interim analysis in 2022 of the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	NUC-3373 is a ProTide transformation of the active anti-cancer metabolite of 5-FU. In 2021, NuCana expects to:

•

Report data from the Phase Ib study (NuTide:302) of NUC-3373 in combination with other agents with which 5-FU is typically combined, such as leucovorin, oxaliplatin and irinotecan in patients with advanced colorectal cancer;

•	Initiate and report data from a Phase Ib expansion / Phase II study of NUC-3373 in combination with other agents for patients with colorectal cancer;

•	Initiate a Phase III study of NUC-3373 in combination with other agents for patients with colorectal cancer; and

•	Report data from the Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	NUC-7738 is a ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine. In 2021, NuCana expects to:

•	Report data from the Phase I study (NuTide:701) of NUC-7738 in patients with advanced solid tumors; and

•	Initiate a Phase II study of NUC-7738 in patients with solid tumors.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is in a Phase III study for patients with advanced biliary tract cancer. NUC-3373 is in a Phase I study for the potential treatment of a wide range of patients with advanced solid tumors and a Phase Ib study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
	2021	2020
	(in thousands, except per share data)
	£	£
Research and development expenses	(8,706)	(5,938)
Administrative expenses	(2,104)	(1,609)
Net foreign exchange (losses) gains	(677)	2,127

Operating loss	(11,487)	(5,420)
Finance income	24	144

Loss before tax	(11,463)	(5,276)
Income tax credit	1,702	1,310

Loss for the period	(9,761)	(3,966)

Basic and diluted loss per share	(0.19)	(0.12)

Unaudited Condensed Consolidated Statements of Financial Position

	March 31, 2021	December 31, 2020
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	4,764	4,753
Property, plant and equipment	1,098	1,189
Deferred tax asset	40	44

	5,902	5,986

Current assets
Prepayments, accrued income and other receivables	4,813	4,628
Current income tax receivable	11,529	9,822
Cash and cash equivalents	78,625	87,356

	94,967	101,806

Total assets	100,869	107,792

Equity and liabilities
Capital and reserves
Share capital and share premium	143,135	142,937
Other reserves	67,470	66,887
Accumulated deficit	(119,146)	(110,594)

Total equity attributable to equity holders of the Company	91,459	99,230

Non-current liabilities
Provisions	46	46
Lease liabilities	296	367

	342	413

Current liabilities
Trade payables	3,542	2,257
Payroll taxes and social security	159	177
Accrued expenditure	5,087	5,437
Lease liabilities	280	278

	9,068	8,149
Total liabilities	9,410	8,562

Total equity and liabilities	100,869	107,792

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2021	2020
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(9,761)	(3,966)
Adjustments for:
Income tax credit	(1,702)	(1,310)
Amortization and depreciation	222	217
Finance income	(24)	(144)
Interest expense on lease liabilities	6	—
Share-based payments	1,795	856
Net foreign exchange losses (gains)	664	(2,164)

	(8,800)	(6,511)
Movements in working capital:
(Increase) decrease in prepayments, accrued income and other receivables	(191)	423
Increase in trade payables	1,285	44
Decrease in payroll taxes, social security and accrued expenditure	(368)	(165)

Movements in working capital	726	302

Cash used in operations	(8,074)	(6,209)

Net income tax received	—	—

Net cash used in operating activities	(8,074)	(6,209)

Cash flows from investing activities
Interest received	24	187
Payments for property, plant and equipment	(4)	(10)
Payments for intangible assets	(138)	(398)

Net cash used in investing activities	(118)	(221)

Cash flows from financing activities
Payments for lease liabilities	(74)	(73)
Proceeds from issue of share capital	198	—

Net cash from (used in) financing activities	124	(73)

Net decrease in cash and cash equivalents	(8,068)	(6,503)
Cash and cash equivalents at beginning of period	87,356	51,962

Effect of exchange rate changes on cash and cash equivalents	(663)	2,141

Cash and cash equivalents at end of period	78,625	47,600

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com